SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CPI Corp.
(Name of Subject Company (Issuer))
CPI Corp. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $0.40 Per Share
(Title of Class of Securities)
125902106
(CUSIP Number of Class of Securities)
Jane E. Nelson
Secretary and General Counsel
CPI Corp.
1706 Washington Ave., St. Louis, Missouri 63103
Telephone: (314) 231-1575
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Stanley H. Meadows, P.C.
Heidi J. Steele
McDermott, Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606-5096
Telephone: (312) 372-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$30,000,000	$3,210.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 1,500,000 outstanding shares of common stock, par value $0.40 per share, are being purchased at the maximum possible tender offer price of $20.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A
Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO relates to the tender offer by CPI Corp., a Delaware corporation (“CPI” or the “Company”), to purchase for cash up to 1,500,000 shares of its common stock, par value $0.40 per share, including the associated Series A Participating Preferred Stock Purchase Rights issued under the Rights Agreement, dated as of March 13, 2000, between CPI and Harris Trust and Savings Bank, as Rights Agent, at a price not more than $20.00 nor less than $17.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 30, 2005 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.
Item 1. Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address. The name of the issuer is CPI Corp. The address of the principal executive offices of CPI Corp. is 1706 Washington Ave., St. Louis, Missouri 63103. The telephone number of the principal executive offices of CPI Corp. is (314) 231-1575.

(b)	Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends; Rights Agreement”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
CPI is the filing person. CPI’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:
•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

•	Section 14 (“U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).
(b)	Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:
•	Summary Term Sheet; and

•	Section 2 (“Purpose of the Tender Offer”).
Item 7. Source and Amount of Funds and Other Consideration.
The information set forth in Section 7 (“Conditions of the tender offer”) Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.
Item 10. Financial Statements.
Financial Information; Pro Forma Information. The “Summary of Selected Historical Financial Information and Selected Pro Forma Financial Information” for its most recent fiscal year and 40 weeks ended November 12, 2005 set forth in Section 10 of the Offer to Purchase (“Certain Information Concerning CPI”) and the financial statements contained in the Company’s most recent Annual Report on Form 10-K for the year ended February 5, 2005 and Quarterly Reports on Form 10-Q for the quarters ended November 12, 2005, July 23, 2005 and April 30, 2005 are incorporated herein by reference.
Item 11. Additional Information
(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information Regarding CPI”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated December 30, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005.
(a)(1)(E)	Letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005.
(a)(5)(A)	Press Release, dated December 30, 2005 announcing commencement of the offer.
(d)(1)	CPI Corp. Employees Profit Sharing Plan & Trust (As Amended and Restated Effective January 1, 1998), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 1998 on Form 10-K filed 5/5/99. File No. 1-10204
(d)(2)	First Amendment to CPI Corp. Employee Profit Sharing Plan & Trust (As Amended and Restated Effective January 1, 1998) (Effective January 1, 1999), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 1998 on Form 10-K filed 5/5/99. File No. 1-10204
(d)(3)	Second Amendment to CPI Corp. Employees Profit Sharing Plan and Trust (As Amended and Restated Effective January 1, 1998), incorporated by reference to CPI Corp.’s Form 10-Q filed 6/7/02. File No. 1-10204
(d)(4)	Third Amendment to CPI Corp. Employees Profit Sharing Plan and Trust, incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2002 on Form 10-K filed 5/15/03. File No. 1-10204
(d)(5)	CPI Corp. 1981 Stock Bonus Plan (As Amended and Restated Effective 2/3/91), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 1992 on Form 10-K filed 5/5/93. File No. 1-10204
(d)(6)	First Amendment to CPI Corp. 1981 Stock Bonus Plan (As Amended and Restated Effective February 3, 1991) Effective January 1, 1995, incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2000 on Form 10-K filed 5/3/01. File No. 1-10204
(d)(7)	CPI Corp. Restricted Stock Plan (As Amended and Restated Effective as of January 16, 1995), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2000 on Form 10-K filed 5/3/01. File No. 1-10204
(d)(8)	CPI Corp. Stock Option Plan (Amended and Restated Effective as of December 16, 1997), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2000 on Form 10-K filed 5/3/01. File No. 1-10204
(d)(9)	Form of Rights Agreement, dated as of March 13, 2000, between CPI Corp. and Harris Trust and Savings Bank (Incorporated by reference to the Registration Statement on Form 8-A of CPI Corp. dated March 14, 2000.)
(d)(10)	Stock Award and Restriction Agreement by and between CPI Corp. and David M. Meyer,

effective as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204
(d)(11)	CPI Corp. Performance Plan adopted effective as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204
(d)(12)	CPI Corp. Non-Employee Directors Restricted Stock Policy (Restricted Stock Election) Adopted by CPI as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204
(d)(13)	CPI Corp. Non-Employee Directors Restricted Stock Policy pursuant to the CPI Corp. Restricted Stock Plan adopted effective as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204
(d)(14)	Restricted Stock Award Agreement, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204
(d)(15)	Stock Award and Restriction Agreement, effective as of July 25, 2005, by and between Renato Cataldo and CPI Corp., incorporated by reference to CPI’s Quarterly Report on Form 10-Q filed 9/1/05. File No. 1-10204
(d)(16)	Stock Award and Restriction Agreement, effective as of August 15, 2005, by and between Paul Rasmussen and CPI Corp., incorporated by reference to CPI’s Quarterly Report on Form 10-Q filed 9/1/05. File No. 1-10204
(g)	Not applicable.
(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPI CORP.
	By:	/s/ Gary W. Douglass
	Name:	Gary W. Douglass
Dated: December 30, 2005	Title:	Executive Vice President, Finance Chief Financial Officer